
December 4, 2012

Rajesh C. Shrotriya, M.D.
Chief Executive Officer and President
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, NV 89052

> **Re: Spectrum Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 21, 2012**
> **File No. 333-185115**

Dear Dr. Shrotriya:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Pending Reviews</u>

1. We note that the staff's examination of your Form 10-K for the period ended December 31, 2011 is still pending. Our review of your registration statement includes the resolution of the outstanding comments on your Form 10-K for the period ended December 31, 2011. All comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

2. It appears that the Company has a pending request for confidential treatment in connection with an application filed November 19, 2012. We are currently processing this request and will issue comments, if any, to you in a separate letter that will be forthcoming. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director